Exhibit 99.1

The Reporting Person is the direct beneficial owner of 28,657 shares of Common Stock and the indirect beneficial owner of 2,571,072 shares of Common Stock held as follows: 555 shares by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle; 1,991,009 shares by Willing L. Biddle, the Reporting Person's husband (including 950,000 restricted Common shares issued to Mr. Biddle pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan); 284,240 shares by each of the Catherine U. Biddle Dynasty Trust ("CUB Trust") and the Willing L. Biddle Dynasty Trust ("WLB Trust"), of which the issue of Willing L. Biddle and Catherine U. Biddle are the beneficiaries and Mr. Biddle and Mrs. Biddle, respectively, are the trustees; 2,307 shares by Mr. Biddle's IRA; 5,163 shares by the P.T. Biddle (Deceased) IRA for the benefit of Mr. Biddle; 2,488 shares by the Issuer's 2005 Deferred Compensation Plan Trust for the benefit of Mr. Biddle; and 1,070 shares by the Charles and Phoebe Biddle Trust for the benefit of the Issue of Mr. Biddle, for which Mr. Biddle and Charles J. Urstadt are sole trustees. Mrs. Biddle disclaims beneficial ownership of any shares held by the CUB Trust. The number of shares reported does not include shares of Common Stock of the Issuer owned by Urstadt Realty Associates Co LP ("URACO"), a Delaware limited partnership of which the Catherine U. Biddle Irrevocable Trust (the "Irrevocable Trust") is a limited partner. Shares held by URACO are separately reported by the general partner of URACO. Mrs. Biddle is the sole beneficiary of the Irrevocable Trust.